UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.      )*

CRITEO S.A.
(Name of Issuer)

American Depository Shares, each representing one Ordinary Share, nominal value €0.025 per share
(Title of Class of Securities)

226718104
(CUSIP Number)

November 21, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	226718104	Page 2 of 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Petrus Advisers Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,471,458

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,747,823

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,747,823

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.9%(1)

12	TYPE OF REPORTING PERSON
FI

(1) Based on 56,420,382 shares of ordinary shares reported to be outstanding on the Issuer’s Quarterly Report on Form 10-Q filed on November 2, 2023.

CUSIP No.	226718104	Page 3 of 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Klaus Umek

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Austrian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
215,794

	6	SHARED VOTING POWER
2,471,458

	7	SOLE DISPOSITIVE POWER
215,794

	8	SHARED DISPOSITIVE POWER
2,747,823

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,963,617

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.3%(1)

12	TYPE OF REPORTING PERSON
IN

(1) Based on 56,420,382 shares of ordinary shares reported to be outstanding on the Issuer’s Quarterly Report on Form 10-Q filed on November 2, 2023.

CUSIP No.	226718104	Page 4 of 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Till Hufnagel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
German

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
133,061

	6	SHARED VOTING POWER
2,471,458

	7	SOLE DISPOSITIVE POWER
133,061

	8	SHARED DISPOSITIVE POWER
2,747,823

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,880,884

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.1%(1)

12	TYPE OF REPORTING PERSON
IN

(1) Based on 56,420,382 shares of ordinary shares reported to be outstanding on the Issuer’s Quarterly Report on Form 10-Q filed on November 2, 2023.

CUSIP No.	226718104	Page 5 of 7

Item 1(a).	Name of Issuer:

 CRITEO S.A. (the “Issuer”)

Item 1(b).	Address of Issuer's Principal Executive Offices:

 32 Rue Blanche
Paris, France 75009

Item 2(a).	Name of Person Filing:
Item 2(b).	Address of Principal Business Office or, if none, Residence:
Item 2(c).	Citizenship:

a.	Petrus Advisers Ltd. Eighth Floor, 6 New Street Square, New Fetter Lane London, United Kingdom EC4A 3AQ Citizenship: Private limited company organized under the laws of the United Kingdom

b.	Klaus Umek c/o Petrus Advisers Ltd. Eighth Floor, 6 New Street Square, New Fetter Lane London, United Kingdom EC4A 3AQ Citizenship: Austrian

c.	Till Hufnagel c/o Petrus Advisers Ltd. Eighth Floor, 6 New Street Square, New Fetter Lane London, United Kingdom EC4A 3AQ Citizenship: German

Item 2(d).	Title of Class of Securities:

 American Depositary Receipt

Item 2(e).	CUSIP Number:

 226718104

CUSIP No.	226718104	Page 6 of 7

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the oerson filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company undersSection 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The percentages set forth in this Schedule 13G are calculated based upon an aggregate of 56,420,382 ordinary shares outstanding as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, filed with the Securities and Exchange Commission on November 2, 2023.

Each Reporting Person disclaims beneficial ownership of the shares reflected in this Schedule 13G except to the extent of such Reporting Person’s pecuniary interest therein, if any. The filing of this Schedule 13G shall not be construed as an admission that the Reporting Person is the beneficial owner of the shares for any other purpose than Section 13(d) of the Act.

CUSIP No.	226718104	Page 7 of 7

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

The shares reported on this statement on Schedule 13G as being beneficially owned by the Reporting Persons include (i) 2,734,574 shares owned by investment vehicles for which Petrus Advisers Ltd. serves as investment manager or portfolio adviser and (ii) 13,249 shares owned by private individuals who have signed powers of attorney in favor of Petrus Advisers Ltd. Accordingly, Petrus Advisers Ltd. may be deemed to have shared voting power and/or investment control over such shares.

Klaus Umek serves as Director and Managing Partner of Petrus Advisers Ltd. and Till Hufnagel serves as Partner of Petrus Advisers Ltd. Accordingly, Klaus Umek and Till Hufnagel may be deemed to have shared voting power and/or investment control over the shares beneficially owned by Petrus Advisers Ltd.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

 This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

 This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

 This Item 9 is not applicable.

Item 10.	Certification.

By signing below, each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

DATED: November 30, 2023

By:	Petrus Advisers Ltd.
	By:	/s/ Suraj Shah
	Name:	Suraj Shah
	Title:	Director

	By:	/s/ Klaus Umek
Klaus Umek

	By:	/s/ Till Hufnagel
Till Hufnagel

* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

 EXHIBIT I
JOINT FILING AGREEMENT
The undersigned acknowledge and agree that (i) the foregoing statement on Schedule 13G filed with respect to the American Depository Shares, each representing one Ordinary Share, nominal value €0.025 per share, of Criteo S.A. is filed on behalf of each of the undersigned, (ii) that all subsequent amendments to the foregoing statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements, and (iii) that this Agreement shall be attached as an exhibit to the foregoing statement on Schedule 13G and to any future amendments to the foregoing statement on Schedule 13G. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: November 30, 2023

	By:	Petrus Advisers Ltd.
	By:	/s/ Suraj Shah
		Name:	Suraj Shah
		Title:	Director

	By:	/s/ Klaus Umek
	By:	Klaus Umek

	By:	/s/ Till Hufnagel
	By:	Till Hufnagel